File No. 333-120262
                                                      Filed under Rule 424(b)(3)

               PROSPECTUS SUPPLEMENT NO. 2 DATED DECEMBER 14, 2005

     To the Prospectus dated November 5, 2004 as supplemented by Prospectus
                      Supplement No. 1 dated July 20, 2005

                               CYTOGEN CORPORATION


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This prospectus supplement supplements,  and should be read in conjunction with, the prospectus, dated November 5, 2004, as supplemented by Prospectus Supplement No. 1 dated July 20, 2005, relating to $70,000,000 of debt securities, common stock, preferred stock, warrants and units that we may offer and sell from time to time. We will receive all of the proceeds from any securities sold. The prospectus was filed as part of our registration statement on Form S-3 (No. 333-120262).

We are offering up to 3,729,556 shares of our common stock and warrants to purchase 932,389 shares of our common stock to one or more institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock and warrants will be purchased at the negotiated unit price of $3.56 per unit. We are also offering warrants to purchase 186,478 shares of our common stock that are being issued as compensation to the placement agent in the transaction.

Our common stock is quoted on the Nasdaq National Market under the symbol "CYTO." On December 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $3.54 per share.

Rodman & Renshaw, LLC has been retained to act as placement agent for us in connection with the arrangement of this transaction. We have agreed to pay Rodman & Renshaw, LLC the aggregate placement agent fees set forth in the table below. The placement agent is not required to sell any specific number or dollar amount of shares, but will use reasonable efforts to arrange for the sale of all 3,729,556 of the shares and all 932,389 of the warrants. See "Plan of Distribution" in this prospectus supplement.


                                                          Per          Maximum
                                                          Unit        Offering

                                                         ------      -----------

Price to the public                                      $ 3.56      $13,277,219
Placement agent fees                                     $ 0.178     $   663,861
Proceeds, before expenses, to Cytogen                    $ 3.382     $12,613,358


We expect total offering expenses, including placement agent fees, to be approximately $750,000 for all sales pursuant to the prospectus supplemented by this prospectus supplement.

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INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
BEGINNING ON PAGE 4 OF THE PROSPECTUS.

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NEITHER  THE  SECURITIES  AND  EXCHANGE  COMMISSION  NOR  ANY  STATE  SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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No  dealer,  salesperson  or any other  person has been  authorized  to give any information or make any representations not contained in this prospectus supplement or the prospectus, as previously supplemented, and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus supplement and the prospectus, as previously supplemented, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement or the prospectus, as previously supplemented, nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.


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This prospectus  supplement and the accompanying  prospectus,  dated November 5,
2004, relate to the offer by us of up to 3,729,556 shares of our common stock and warrants to purchase 1,118,867 shares of our common stock. You should read this prospectus supplement along with the accompanying prospectus carefully before making a decision to invest in our common stock. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus
supplement  and  the  accompanying   prospectus  or  documents  incorporated  by
reference in the accompanying prospectus. We have not authorized anyone to provide you with any other information.

Issuance of Common Stock
------------------------

On December 13, 2005, we entered into a securities purchase agreement for the sale of an aggregate of 3,729,556 shares of our common stock and warrants to purchase 932,389 shares of our common stock to certain institutional investors for an aggregate purchase price of approximately $13,300,000. The prospectus provides for the sale of up to $70,000,000 in registered securities of our common stock.

Terms of Warrants
-----------------

The warrants include the following terms:

      o   a term of five years;


      o   an exercise price of $4.25 per share;


      o   a cashless exercise provision; and


      o the warrants cannot be exercised until six months and one day have elapsed from the date of issuance.

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                                                       THE OFFERING


Common stock offered in this offering:                       3,729,556 shares

Common stock underlying warrants:                            932,389 shares

Common stock underlying placement agent warrants:            186,478 shares

Common stock outstanding before this offering:               18,741,488 shares

Common stock to be outstanding after this offering:          22,471,044 shares

Use of proceeds:                                             See "Use of Proceeds" on page 24 of the prospectus.

Nasdaq National Market symbol:                               CYTO


The information above is based on 18,741,488 shares of our common stock outstanding as of September 30, 2005. It does not include:

      o 1,229,513 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2005 at a weighted average exercise price of $8.067 per share;


      o 2,684,218 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2005 at a weighted average exercise price of $9.78 per share; and


      o 601,924 shares of common stock reserved for future awards under our stock incentive plans and stock purchase plan as of September 30, 2005.


In June 2005, the Company awarded an aggregate of 161,600 shares of restricted common stock to employees of the Company pursuant to the terms of the Company's 2004 Stock Incentive Plan. Such restricted shares are subject to future vesting and will be issued upon the satisfaction of such vesting provisions and other terms and conditions related thereto.

                              PLAN OF DISTRIBUTION

We are offering the shares of common stock and the warrants through a placement agent. Rodman & Renshaw, LLC have agreed to act as placement agent for the sale of up to 3,729,556 shares of our common stock and warrants to purchase 932,389 shares of our common stock. The placement agent is not purchasing or selling any shares by this prospectus supplement and the accompanying prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of the shares, but have agreed to use reasonable efforts to arrange for the sale of all 3,729,556 shares of common stock and all warrants to purchase 932,389 shares of our common stock.

The placement agent has arranged for the sale to one or more purchasers of the shares of common stock and warrants offered pursuant to this prospectus supplement and the accompanying prospectus through direct purchase agreements between the purchasers and us. We will pay the placement agents a total commission equal to 5% of the gross proceeds of the sales of shares of common stock and warrants and issue to the placement agent warrants to purchase 186,478 shares of our common stock.

The following table shows the per unit and total commissions we will pay to the placement agent in connection with the sale of the shares and warrants offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the shares offered hereby.


Per unit                                                         $     0.178
Maximum Offering Total                                           $   663,861

Our obligation to issue and sell shares to the purchasers is subject to the conditions set forth in the purchase agreements, which may be waived by us in our discretion. A purchaser's obligation to purchase shares is subject to conditions set forth in the purchase agreement as well, which also may be waived.

It is expected that the sale of 3,729,556 shares of our common stock and warrants to purchase 932,389 shares of our common stock will be completed on or about December 14, 2005. We estimate the total expenses of this offering which will be payable by us, excluding the commissions, will be approximately $86,000.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The engagement agreement with Rodman & Renshaw, LLC is included as an exhibit to our Current Report on Form 8-K/A that was filed with the Securities and Exchange Commission in connection with this offering.

We have agreed to a 30-day "lock up" with respect to shares of our common stock and other of our securities, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 30 days following the date of this prospectus supplement, we may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Rodman & Renshaw, LLC.

                                December 14, 2005



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